UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):
[] Merger
[X] Liquidation
[ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)
[ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:
Montgomery Street Income Securities, Inc. ("MTS")
3.	Securities and Exchange Commission File No.:
811-02340
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X] Initial Application [] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
c/o Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Gino Malaspina, Esq.
Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101
(207) 347-2075
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .3 1a-2]:

Pacific Investment Management Company LLC
650 Newport Beach Center Drive
Newport Beach, CA 92660
(949) 720-6000

Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101
(207) 347-2075

Computershare Inc.
480 Washington Blvd., 29th Floor
Jersey City, NJ 07310
(201) 680-3817

BNY Mellon Asset Servicing
135 Santilli Highway
Suite 026-0026
Everett, MA 02149
(617) 382-2169

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8. Classification of fund (check only one):
[X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.
9.  Sub-classification if the fund is a management company (check only one):
[] Open-end [X] Closed-end
10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Maryland
11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
Pacific Investment Management Company LLC
650 Newport Beach Center Drive
Newport Beach, CA 92660

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Not applicable.
13. If the fund is a unit investment trust ("UlT") provide:

(a) Depositor's name(s) and addressees):
(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[] Yes [X] No
If Yes, for each UIT state:
Name(s):
File No.: 811-
Business Address:
15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [] No
If Yes, state the date on which the board vote took place: September 3, 2015
If No, explain:
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [] No
If Yes, state the date on which the shareholder vote took place: November 16, 2015
If No, explain:
II. Distributions to Shareholders
16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [] No
(a) If Yes, list the date(s) on which the fund made those distributions:
Pursuant to a Plan of Dissolution and Liquidation ("Plan") approved by the Board of Directors and stockholders, MTS made a final liquidating distribution of its assets to its transfer agent, Computershare Inc. ("Computershare") on behalf of MTS' stockholders of record in the amount of $183,889,166 on December 29, 2015, in order for Computershare to pay liquidating distributions to stockholders. Pursuant to the Plan, MTS' outstanding shares were all deemed cancelled upon payment of the final liquidating distribution to Computershare.  Computershare began paying liquidating distributions to stockholders on January 4, 2016. MTS' assets distributed to Computershare are held by Computershare in one or more accounts maintained in its name as agent for MTS. Computershare, on behalf of MTS, will continue to make liquidating distributions to MTS' stockholders pursuant to the Plan. According to the Plan, if Computershare is unable to make distributions to all stockholders because of an inability to locate stockholders to whom distributions are payable, Computershare will manage the distributions in accordance with applicable abandoned property laws.
(b) Were the distributions made on the basis of net assets?
[X] Yes [] No
(c) Were the distributions made pro rata based on share ownership?
[X] Yes [] No
(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?
[] Yes [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17. Closed-end funds only:
Has the fund issued senior securities? [] Yes [X] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18. Has the fund distributed all of its assets to the fund's Shareholders?
[]Yes [X] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed? None. Upon payment of the final liquidating distribution to Computershare on December 29, 2015, MTS' outstanding shares were all deemed cancelled pursuant to the Plan. Please see the response to Item 16(a) of this Form N-8F.
(b) Describe the relationship of each remaining shareholder to the fund: Not applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[X] Yes [] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:  Please see the response to Item 16(a) of this Form N-8F.
III. Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[] Yes [X] No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?

[] Yes [] No
21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[] Yes [X] No
If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration
22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $144,760
(ii) Accounting expenses: $2,400

(iii) Other expenses (list and identify separately): $200,529
a. Administration fee: $100,000
b. Press Release and  public dissemination: $2,370
c. EDGAR filing fees: $13
d. Transfer Agent fee for distribution of liquidation proceeds to stockholders: $31,500
e. Tail insurance premium for directors and officers: $66,646

(iv) Total expenses (sum of lines (i)-(iii) above): $347,689
(b) How were those expenses allocated?
By assets to MTS.
(c) Who paid those expenses?
MTS
(d) How did the fund pay for unamortized expenses (if any)? Not Applicable.
23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[] Yes [X] No

If Yes, cite he release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?
[] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only
26. (a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger: 81 1-
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Montgomery Street Income Securities, Inc., (ii) he or she is the President of Montgomery Street Income Securities, Inc, and (iii) all actions by stockholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F are true to the best of his or her knowledge, information, and believe.

(Signature)

/s/ Stacey E. Hong______________
Stacey E. Hong
President, Montgomery Street Income Securities, Inc.